

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Brian McNamara
Chief Executive Officer
Haleon plc
Building 5, First Floor, The Heights
Weybridge, Surrey, KT13 0NY
United Kingdom

      Re: Haleon plc
          Registration Statement on Form F-1
          Filed July 28, 2022
          File No. 333-266358

Dear Mr. McNamara:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Abby Adams at (202) 551-6902 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: John-Horsfield Bradbury